Full Value Partners L/P., 250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
201-881-7100 // pgoldstein@bulldoginvestors.com

December 7, 2015

Via email - DavidRichter@hillintl.com

David L. Richter
President and CEO
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

Dear David:

Full Value Partners L.P. is the beneficial owner of shares of Hill International, Inc. with a value in excess of $2,000.00. We have held these shares continuously for over 12 months and plan to continue to hold them through the next meeting of stockholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

Proposal: The stockholders recommend that an investment banker be hired to pursue a liquidity event to maximize stockholder value including a sale of the Company.

                    Supporting Statement

    On May 5, 2015, D.C. Capital Partners offered to acquire Hill for "not less than $5.50 per share," at least 40.7% more than Hill's then current stock price of $3.91. Rather than negotiate with D.C. Capital or seek competing offers from other firms, management immediately rejected the buyout offer and issued a press release which stated:

       "Hill's management team has a strategic plan in place that we believe will significantly increase stockholder value," said David L. Richter, Hill's President and Chief Executive Officer. "We believe that [D.C. Capital's] extremely inadequate offer attempts to hijack this value creation away from our existing public stockholders and put it into their private pockets, and our Board found this offer to be completely unacceptable," added Richter.

    A month later, Mr. Richter again assured shareholders that they would do better financially by not selling the Company. In a press release issued on June 9, 2015, he stated: "We are confident that Hill's current strategic plan combined with our strong growth outlook and aggressive cost optimization program will deliver both near- and long-term value to our stockholders." Hill's shares closed at $5.31 on that day.

    Since then, Hill's stock price has collapsed, falling 38% to $3.26 by December 4, 2015. It is indisputable that management has failed to deliver on its promise to "significantly increase stockholder value" in excess of $5.50 per share. As they say, "Fool me once, shame on you.
Fool me twice, shame on me." Enough is enough! We can't see any reason to prefer management's failed strategic plan over the sale of the company at $5.50 per share or higher. If you are tired of management's empty promises, then you should vote FOR this proposal recommending that an investment banker be hired to pursue a liquidity event including a sale of the Company.

       						Warmly,

						/S/Phillip Goldstein


						Phillip Goldstein
						Member
						Bulldog Investors LLC
						General Partner